Exhibit D:


For Immediate Release:	Contact: Douglas R. Jamieson
								Chief Operating Officer
								(914) 921-5020

For further information visit
our
								Website at:  www.gabelli.com


GABELLI RELEASES LETTER TO SHAREHOLDERS OF CARTER-WALLACE


Rye, New York, September 7, 2001 - Gabelli Asset Management
Company (GAMCO), a subsidiary of Gabelli Asset Management Inc. (NYSE:
"GBL"), today released the following open letter to shareholders of Carter-Wallace, Inc.

An Open Letter to Fellow Shareholders
of Carter-Wallace, Inc.

Dear Fellow Shareholder:

We are writing this letter on behalf of our clients who are shareholders of Carter-Wallace, Inc. to voice our dissatisfaction with the proposed sale of its consumer products and pharmaceuticals businesses.

	We are an investment advisory firm which together with our affiliates manages over $26 billion of investments for our clients. We do fundamental research in selecting and monitoring our clients' investments in hundreds of small-cap and mid-cap companies.

We believe that the management of Carter-Wallace, Inc. is selling the company out from under the shareholders at a price that is substantially below its intrinsic value. To add insult to injury, the proposed sale incurs as much as $160 million in unnecessary taxes that directly reduce the proceeds available for the shareholders. We believe that management focused more on their excessive "Platinum Parachutes" than maximizing shareholder value. Management should have explored many other alternatives for the realization of Carter-Wallace's intrinsic value.

	As a result, we will be voting against the proposed transactions at Carter-Wallace's upcoming special meeting of shareholders. We also will be delivering to Carter-Wallace a written demand for appraisal on behalf of our clients.

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